Troutman Sanders llp
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TELEPHONE: 212-704-6000
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William Freedman	Direct Dial:	212-704-6193
william.freedman@troutmansanders.com	Direct Fax:	212-704-5935
April 19, 2007
Via Edgar and Federal Express
Ms. Tabatha Akins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-7010

RE:	Biodel Inc.
Form S-1 Registration Statement
File No. 333-140504
Dear Ms. Akins:
     On behalf of Biodel Inc. (the “Company”), set forth herein are the Company’s response to the comment contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 18, 2007, with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on February 7, 2007, as amended by Amendment No. 1 filed on March 27, 2007 (as amended, the “Form S-1”), as supplemented by our letter to you dated April 12, 2007.
     Courtesy copies of this letter have been sent to the Commission’s examiners via courier.
     All responses provided herein are based solely on information provided by the Company.
     For your convenience, we have reprinted the Commission’s written comment below prior to the Company’s response.
Index to Financial Statements, page F-1
Notes to Financial Statements, page F-7
Share-Based Compensation, page F-10
1.	Please refer to your response to our prior comment three. Your response references Part Five of Question Two of SAB 107. We note that the situations that lead to disregarding the period of historical volatility are rare. As such, we fail to see how the situations described in your response represent “discrete and

Troutman Sanders llp
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April 19, 2007

specific historical events” that would merit such treatment. Please provide further support for your conclusion that historical volatility data was not a reasonable representation of forward-looking volatility, and the 2006 implied volatility is a reasonable representation of use in 2005.
RESPONSE: The Company directs the Staff’s attention to the introduction to the guidance provided in Staff Accounting Bulletin No. 107 (“SAB 107”) on the application of Statement of Financial Accounting Standards No. 123R (“SFAS 123R”). The Company believes that its response should be considered with reference to the full context of SAB 107, including the following introductory note set forth in the Commission’s guidance provided in SAB 107 Topic 14: Share-based Payment:
“The Staff recognizes that there is a range of conduct that a reasonable issuer might use to make estimates in valuations and otherwise implement Statement 123R ...... throughout this SAB the use of the terms “reasonable” and “reasonably” is not meant to imply a single conclusion or methodology, but to encompass the full range of potential conduct, conclusions and methodologies upon which an issuer may reasonably base valuation decisions. Different ..... conclusions ..... by different issuers in a given situation does not of itself raise an inference that any of these issuers is acting unreasonably. While the zone of reasonable conduct is not unlimited, the staff expects it will be rare when there is only one acceptable choice in estimating the fair value of share-based payment arrangements .....”
     In determining the appropriate volatility level to use in the Black-Scholes option pricing model, the Company carefully considered the guidance provided in SFAS 123R and SAB 107. In conjunction with American Appraisal Associates, Inc., the Company’s unrelated valuation specialist, and in large part based on its advice, the Company sought to refine its estimates of expected volatility to ascertain the assumptions about expected volatility that marketplace participants would likely use in determining an exchange price for its options. The Company initially considered historical volatility levels. However, using a full information set, the Company concluded that historical volatility levels are not the accepted measure used by market participants as the appropriate measure of expected volatility as provided for in Section 4 of the response to Question 2 and the response to Question 4, in each case in SAB 107 Topic 14.D.
     In selecting a comparable company group for purposes of its analyses, the Company considered the guidance of SFAS 123R, paragraph A22, A43 and A45. The Company started by looking at companies on the Nasdaq Biotech Index, which the Company considers to be a comprehensive index in the biotechnology sector. The Company then analyzed the index to identify companies that most closely resembled the Company. The first criterion the Company considered was line of business. All six companies the Company selected are developing or have relatively recently commercialized products for the treatment of diabetes. The Company next considered the companies’ respective stages of development. The Company tailored its selection to ensure that the group had a reasonable representation of development-stage companies comparable to the Company. Accordingly, the Company included in the comparable company group MannKind Corporation and Emisphere Technologies, Inc., which are still development stage companies, Nektar Therapeutics, which was a development stage company until its first product introduction in late 2006, and Depomed, Inc., which was a development stage company until 2005. The Company also considered trading volume levels, because it believed that having a sufficient trading volume to be able to draw meaningful conclusions about market data and performance was critical for the intended purpose of the group. In addition, while the Company considered the size of companies, it determined that the trading volume of those companies of comparable size to the Company was insufficient for a market based analysis. Finally, and as discussed below, the Company considered the capital structures of the companies it considered, including those eventually included in the comparable company group. In that regard, American Appraisal Associates, Inc. used their professional judgment to apply an appropriate adjustment factor to compensate for the differences in leverage among the capital structures of the companies in the comparable company group, and the Company’s capital structure.
     The fact that the implied volatility levels for stocks in the Company’s comparable company group are uniformly significantly lower than their historic volatility levels is compelling evidence to the Company that investors (who value stocks based on the probabilities of a range of possible future events and outcomes) do not regard historical volatility levels as the appropriate measure for determining expected volatility levels for those stocks. Based on that observation, among other factors, the Company concluded that implied volatility levels would be a more appropriate measure of expected volatility since expected volatility is generally reflective

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April 19, 2007

of both historical volatility and expectations of how future volatility will differ from its historical levels, per the guidance offered by SAB 107 in the response to Question 1 of SAB 107 Topic 14.D.1.
     The Company arrived at this conclusion when it performed an analysis following the guidance in Paragraph A32 of SFAS 123R, which outlines “factors to consider in estimating expected volatility.” In analyzing the companies in the Company’s comparable company group (all of whom are insulin companies), as recommended for non-public entities in Sections b and c of Paragraph A32 and again in Paragraph A43 of Statement 123R, the Company observed that the average and median historical volatilities were 67% and 59%, respectively, for a 5.25 year expected term. In contrast, the average and median values for implied volatilities of the same comparable company group (derived from actively traded options) were 47% and 39%, respectively. Please see Exhibit I which is attached to this letter.
     In concluding that the implied volatility could be relied on exclusively, the Company referenced the factors cited in Questions 3 and 4 in SAB 107 Topic 14.D.1 and determined that the following factors were present:
•	The options were actively traded;

•	The market prices of both the options and underlying shares were measured at similar points of time;

•	The exercise price of the traded options were (a) near-the-money and (b) close to the exercise price of the employee options; and

•	The valuation model utilized by the Company to value its employee share options is based upon a constant volatility assumption.
     The following table provides quantitative and qualitative support in the Company’s consideration of these factors:

Factor	Evidence
Actively Traded	Daily volume for the companies in the comparable company group ranged from 50-1000 trades with average open interest for specific option issues ranging from 1,000-10,000. Open interest is defined as the number of outstanding option contracts in the exchange market or in a particular class or series.

All options for the comparable companies are traded on the Chicago Board of Options Exchange, the Philadelphia Stock Exchange and other well-known exchanges.

Market Prices	Both the options as well as the underlying shares are traded on active exchanges and are priced daily. The market prices used in the implied volatility analysis for both the options and the underlying shares were measured on the same date.

Exercise Price of Traded Options	As of December 19, 2006: Stocks/Options: AMLN Price $38/ EMIS Price $5/ DEPO Price $3/ ALKS Price $14/ NKTR Price $16/ MNKD Price $17/	Strike Price Range $35 to $45 Strike Price Range $2.5 to $7.50 Strike Price Range $2.5 to $7.50 Strike Price Range $12.5 to $20 Strike Price Range $10 to $17.50 Strike Price Range $10 to $17.50

Constant Volatility	Implied volatility of 40% was employed throughout the analysis.
     Additionally, the Company considered the historical volatility of the Company’s comparable company group’s stocks. The Company observed that the trading markets were atypically impacted by the enactment of The Medicare Prescription Drug, Improvement and Modernization Act in December 2003, as discussed in greater detail below. The Company believes this was a discrete and historic event in accordance with Section 5 of the response to Question 2 of SAB 107 Topic 14.D.1. The Company believes that the volatility reflected in the trading markets over the time period referred to in the next paragraph, attributable to this one-time event, biased the historical volatility level towards anomalously high-levels and rendered the historical levels unrepresentative of the expected volatility on a going-forward basis of the stocks in the Company’s comparable company group.
     In the judgment of American Appraisal Associates, Inc., the probability of Congress passing a similar bill over the remaining term of the Company’s employee options is remote and not anticipated. To isolate and remove that impact on the historical trading markets and the volatility of the stock of the Company’s comparable company group, the Company disregarded the 18 month period (6 months before and 12 months after) around the December 2003 enactment of The Medicare Prescription Drug, Improvement and Modernization Act, in

Troutman Sanders llp
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accordance with the guidance provided in Section 5 of the response to Question 2 in Topic 14.D.1. Further, price data points that fell more than two standard deviations above or below the mean were excluded because they were improbable and, accordingly, were considered non-representative. When the Company made these adjustments to the calculation of the volatility of the comparable company group’s stocks, the historical volatility level declined to a range of 45% to 50%. Please see Exhibit II which is attached to this letter.
     Finally, following the considerations in Section e of Paragraph A32 of SFAS 123R, the Company adjusted the expected volatility level for the differences in leverage between its capital structure and those of its comparable company group. The Company notes that all of the comparable companies had some degree of financial leverage compared to the Company’s debt-free capital structure, thus relatively increasing the volatility of the comparable company’s stocks. Accordingly, the Company made an adjustment to the range of the comparable company group’s expected volatility levels to make it more reflective of the Company’s specific facts and circumstances. This adjustment was made to both the calculated implied volatility level derived from the comparable company group and the adjusted historical volatility levels. After making this adjustment, the range for the unleveraged, adjusted historical volatility level dropped to 35% to 45%. The Company believes this adjusted level reflects a normalized, unleveraged historical volatility and is consistent with, and confirms the validity of, the implied volatility used by the Company for determining its stock-based compensation expense.
     Consistent with the response to Question 1 of SAB 107 Topic 14.D.1, the Company made a good-faith effort to identify and use available information to determine the best estimate of expected volatility and concluded that implied volatility was the superior measure. The implied volatility levels represent the Company’s expectations with respect to the future volatility of its common stock over the expected contractual terms of its employee share options, as cited in the response to Question 2 of SAB 107 Topic 14.D.1.
     The Company also reviewed why the implied volatility was consistently lower than the historical volatility of the Company’s group of comparison companies. After a detailed analysis by the Company and its unrelated valuation specialist, the Company concluded that the market is forward-looking, and the market’s conclusions about expected volatility is based on a combination of general market events, company-specific factors and anticipated future events (both general and company specific) as outlined in Section 4 of the response to Question 2 of SAB 107 Topic 14.D.1.
     In support of its conclusion that the implied volatility is the appropriate measure to be used, the Company notes the following reasons, which address both general market considerations and Company-specific facts in accordance with the directions outlined in Section 5 of the response to Question 2 of SAB 107 Topic 14.D.1.

Troutman Sanders llp
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April 19, 2007

     In the judgment of American Appraisal Associates, Inc., the largest single market factor that market participants are evaluating in making the determination that implied volatility is the appropriate measure to utilize for expected volatility is the changed market environment relating to the waning impact of The Medicare Prescription Drug, Improvement and Modernization Act of December 2003, discussed above, on pharmaceutical and biotechnology company stock prices and their volatility. When this legislation was enacted in 2003, the demand for this group’s stocks increased significantly, as did their volatility levels. At the time of the enactment of this legislation, uncertainty as to its implications increased and higher levels of market volatility was seen as investors speculated as to this law’s impact on pharmaceutical and biotechnology stocks. As it became more clear that the speculation and raised expectations exceeded the subsequent reality, the markets for these stocks became more stable, and their volatility decreased.
     Beyond the general market events and factors that market participants review to determine an appropriate expected volatility level, the Company also considered Company-specific facts. As the Company set forth in its response to the Staff’s comments dated April 12, 2007, the Company’s unrelated valuation specialist noted that as biotechnology companies approach or commence commercialization, their volatility increases. However, the Company’s product candidates were in Phase I and Phase II clinical trials and the Company was not close to commercialization for the time periods during which the valuation dates for its earlier common stock prices were being determined, nor could the Company be certain it would reach commercialization during the expected term of the option. Thus, the Company-specific, fact-specific adjustment made to lower the relatively high volatility levels compared to those it observed in the Company’s comparable company group was appropriate because those comparable companies were more clinically advanced and either approaching or already involved in commercializing their products.
     The Company considered historical volatility levels and made the modifications outlined above. The Company believes marketplace participants made similar adjustments in arriving at their determination that the historical volatility levels are not the appropriate measure of expected volatility. The Company notes that when the historical volatility levels of its comparable company group’s stocks are adjusted as described above, they decline into the same range as the derived implied volatility calculation based on actively traded options of the comparable company group’s stocks. This observation confirms that the implied volatility levels that we derived using a market-based approach are reasonable.
     To emphasize the point, the Company once again observes that the implied volatility of its comparable company group’s stocks has been consistently substantially lower than their historical volatility levels. This prima facie evidence indicates to the Company that market participants believe implied volatility is the superior measure of expected volatility for valuing the Company’s stock options and is the measure used by market participants. The Company believes that the further adjustments that it has made to give effect to Company-specific facts and circumstances are consistent with factors that also would be considered by market participants to

Troutman Sanders llp
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 19, 2007

arrive at an appropriate expected volatility level in determining an exchange price for the Company’s options. Accordingly, the Company has emulated the approach of market participants.
     Having concluded that implied volatility is the measure preferred by market participants for expected volatility, the Company applied that methodology consistently and made the appropriate disclosures as to the methodology utilized to calculate stock-based compensation expense in both the financial statement footnotes and in Management Discussion and Analysis and Results of Operations in the Form S-1.
     The Company also believes that the 2006 implied volatility is a reasonable presentation of use in 2005. In that connection, please see Exhibit II, which provides volatility information for the Company as at December 19, 2006 and July 14, 2005. The Staff’s attention is specifically directed to the line on both pages 1 and 2 of Exhibit II entitled “Concluded unleveraged historical volatility range for Biodel.” For the December 19, 2006 valuation date, the range is 35 to 40%. For the July 14, 2005 valuation date, the range is 45 to 50%. The standard deviations of the absolute lognormal returns for our group of comparable companies are:

AMLN	6.0%
MNKD	Not Calculable
EMIS	10.0%
DEPO	6.5%
ALKS	9.5%
NKTR	7.1%

AVE.	7.8%
     Given one standard deviation of 7.8%, the difference between 45% (the lower end of the range of volatilities calculated for 2005) and 40% (the upper end of the range of volatilities calculated for 2006) is not statistically significant. Statistically speaking, the probability of these two values being essentially equivalent is approximately 0.75. Accordingly, given this statistical relationship between the historical volatilities for the two different years, the Company concluded that the same relationship would be valid for the implied volatility as of the two different years. Therefore, the Company used a 40% volatility level for both 2005 and 2006.
     Please do not hesitate to contact me with any questions or comments regarding the foregoing response.

Very truly yours,
/s/ William D. Freedman
William D. Freedman

Troutman Sanders llp
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 19, 2007

cc:	Mr. Jeffrey P. Riedler
US Securities and Exchange Commission

Mary K. Fraser, Esq.
US Securities and Exchange Commission

Lisa Vanjoske
US Securities and Exchange Commission

Solomon S. Steiner, Ph.D.
Biodel Inc.

Stuart R. Nayman, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP

Michael J. Shef, Esq.
Troutman Sanders LLP

Exhibit I, p.1
Biodel Inc.
Valuation of Biodel Employee Stock Options
Historical and Implied Stock Price Volatility of Comparable
Companies Valuation as of December 19, 2006

			Financial
			Leverage
Common Stock Price Trading Period	Exchange	Ticker	(a)		5.0 year	5.25 year	7.0 year	10 year
				Implied	Price	Price	Price	Price
				Volatility	Volatility	Volatility	Volatility	Volatility
				%	%	%	%	%
				(b)
As of January 5, 2007

AMYLIN PHARMACEUTICALS INC	Nasdaq	AMLN	37%	26%	46%	43%	60%	109%
MANNKIND CORP	Nasdaq	MNKD	59%	40%
EMISPHERE TECHNOLOGIES INC	Nasdaq	EMIS	116%	75%	93%	88%	96%	91%
DEPOMED INC	Nasdaq	DEPO	138%	68%	58%	55%	70%	85%
ALKERMES INC	Nasdaq	ALKS	67%	39%	78%	75%	84%	80%
NEKTAR THERAPEUTICS	Nasdaq	NKTR	68%	36%	63%	59%	76%	70%

Average			80.7%	47%	68%	64%	77%	87%
Median			66.6%	39%	61%	57%	73%	83%
Biodel Financial Leverage			0.0%
Concluded Volatility for Biodel ( c )				40%	60%	60%	70%	80%

Notes:
Selected comparable companies are considered to have lines of business similar to that of Biodel

Stock price volatility is defined as measure of the previous or expected fluctuations in share price;

Public stock volatility data obtained from Bloomberg.

(a)	Financial leverage = debt / total capitalization. Most recent data provided by Compustat.

(b)	Implied volatility is the average implied volatility for options with longest duration available. Sourced from Bloomberg.

(c)	Median volatility concluded.

Exhibit I, p.2
Biodel Inc.
Valuation of Biodel Employee Stock Options
Historical and Implied Stock Price Volatility of Comparable Companies
Valuation as of July 19, 2006

			Financial
			Leverage
Common Stock Price Trading Period	Exchange	Ticker	(a)		3.0 Year	3.5 Year	5.0 year	5.25 year	7.0 year	10 year
				Implied	Price	Price	Price	Price	Price	Price
				Volatility	Volatility	Volatility	Volatility	Volatility	Volatility	Volatility
				%	%	%	%	%	%	%
				(b)
As of July 19, 2006

AMYLIN PHARMACEUTICALS INC	Nasdaq	AMLN	51%	26%	48%	47%	50%	50%	66%
MANNKIND CORP	Nasdaq	MNKD	19%	40%
EMISPHERE TECHNOLOGIES INC	Nasdaq	EMIS	95%	75%	73%	86%	93%	92%	97%	91%
DEPOMED INC	Nasdaq	DEPO	114%	68%	51%	53%	60%	56%	77%
ALKERMES INC	Nasdaq	ALKS	68%	39%	44%	44%	79%	77%	86%	81%
NEKTAR THERAPEUTICS	Nasdaq	NKTR	68%	36%	60%	64%	65%	62%	77%	71%

Average			69.2%	47%	55%	59%	69%	67%	81%	81%
Median			67.9%	39%	49%	50%	63%	59%	77%	76%

Concluded Volatility for Biodel ( c )				40%	50%	50%	60%	60%	80%	80%

Notes:
Selected comparable companies are considered to have lines of business similar to that of Biodel

Stock price volatility is defined as measure of the previous or expected fluctuations in share price;

Public stock volatility data obtained from Bloomberg.

(a)	Financial leverage = debt / total capitalization. Most recent data provided by Compustat.

(b)	Implied volatility is the average implied volatility for options with longest duration available. Sourced from Bloomberg.

(c)	Median volatility concluded.

Exhibit I, p.3
Biodel Inc.
Historical and Implied Stock Price Volatility of Comparable Companies
Valuation as of July 14, 2005

		Financial
		Leverage
Common Stock Price Trading Period	Ticker	(a)		1 year	3 year	5.25 year	7 year	10 year
			Implied	Price	Price	Price	Price	Price
			Volatility	Volatility	Volatility	Volatility	Volatility	Volatility
				%	%	%	%	%
As of July 14, 2005

AMYLIN PHARMACEUTICALS INC	AMLN	92%	26%	48%	44%	58%	120%
MANNKIND CORP	MNKD	14%	40%	67%
EMISPHERE TECHNOLOGIES INC	EMIS	87%	75%	63%	90%	97%	100%	91%
DEPOMED INC	DEPO	25%	68%	51%	63%	67%	91%
ALKERMES INC	ALKS	96%	39%	46%	58%	84%	88%	83%
NEKTAR THERAPEUTICS	NKTR	39%	36%	76%	71%	76%	78%	73%

Average		58.9%	0.47	0.59	0.65	0.77	0.95	0.82
Median		39.3%	0.39	0.51	0.61	0.72	0.90	0.78

Concluded Volatility for Biodel (b)			0.40	0.50	0.60	0.70	0.90	0.80

Notes:
Selected comparable companies are considered to have lines of business similar to those of Biodel;

Stock price volatility is defined as measure of the previous fluctuations in share price;

Public stock volatility data obtained from Bloomberg

(a)	Financial leverage = debt / total capitalization. Most recent data provided by Bloomberg.

(b)	Median volatility concluded

Exhibit II, p.1
Biodel Inc.
Valuation of Biodel Employee Stock Options
Historical and Implied Stock Price Volatility of Comparable Companies
Valuation as of December 19, 2006

		Financial
		Leverage
Common Stock Price Trading Period	Exchange	(d)	Ticker	5.25 years
Exclusion Period				18 Months
				(May 2003-December 2004)

				Adjusted
				Price
As of December 19, 2006				Volatility
				%

AMYLIN PHARMACEUTICALS INC	Nasdaq	37%	AMLN	39%
MANNKIND CORP	Nasdaq	40%	MNKD
EMISPHERE TECHNOLOGIES INC	Nasdaq	116%	EMIS	55%
DEPOMED INC	Nasdaq	138%	DEPO	50%
ALKERMES INC	Nasdaq	67%	ALKS	47%
NEKTAR THERAPEUTICS	Nasdaq	68%	NKTR	44%

Average		78%		47%
Median		67%		48%

Biodel Financial Leverage		0%

Concluded levered volatility range for the Comparable Company Group (a)				45% to 50%

Concluded deleveraging adjustment (b)				5 to 10%

Concluded unlevered historical volatility range for Biodel (c)				35% to 40%

     Notes:
	-	Selected comparable companies are considered to have lines of business similar to that of Biodel.

	-	MNKD is excluded from the historical volatility analysis as its shares commenced trading in July 2004 and does not fulfill the expected term of the options.

	-	Stock price volatility is defined as measure of the previous or expected fluctuations in share price.

	-	Excludes an 18 month time period between June 2003 through December 2004 specific to the Medicare Prescription Drug, Improvement and Modernization Act of December 2003 as well as outlier data points beyond two standard deviations from the absolute lognormal gain mean for each selected guideline company.

	-	Public stock volatility data obtained from Yahoo Finance.

(a)		Median volatility concluded.

(b)		Differences in observed financial leverage between Biodel and the guideline companies would result in a reduced volatility adjustment. Based on the leverage differences a discount range of 5 to 10% was reasonably concluded.

(c)		Based on the leverage discount adjustment described in note b, a historical volatility range for Biodel was reasonably concluded to be 35% to 45%.

(d)		Financial leverage = total debt/total assets. Data provided by Compustat.

Exhibit II, p.2
Biodel Inc.
Valuation of Biodel Employee Stock Options
Historical and Implied Stock Price Volatility of Comparable Companies
Valuation as of July 14, 2005

		Financial
		Leverage
Common Stock Price Trading Period	Exchange	(d)	Ticker	5.25 years
Exclusion Period				18 Months
				(May 2003-December 2004)

				Adjusted
				Price
As of July 14, 2005				Volatility
				%

AMYLIN PHARMACEUTICALS INC	Nasdaq	92%	AMLN	51%
MANNKIND CORP	Nasdaq	14%	MNKD
EMISPHERE TECHNOLOGIES INC	Nasdaq	87%	EMIS	82%
DEPOMED INC	Nasdaq	25%	DEPO	59%
ALKERMES INC	Nasdaq	96%	ALKS	64%
NEKTAR THERAPEUTICS	Nasdaq	39%	NKTR	68%

Average		59%		65%
Median		39%		62%

Biodel Financial Leverage		0%

Concluded levered volatility range for the Comparable Company Group (a)				55% to 65%

Concluded deleveraging adjustment (b)				5 to 10%

Concluded unlevered historical volatility range for Biodel (c)				45% to 55%

     Notes:
	-	Selected comparable companies are considered to have lines of business similar to that of Biodel.

	-	MNKD is excluded from the historical volatility analysis as its shares commenced trading in July 2004 and does not fulfill the expected term of the options.

	-	Stock price volatility is defined as measure of the previous or expected fluctuations in share price.

	-	Excludes an 18 month time period between June 2003 through December 2004 specific to the Medicare Prescription Drug, Improvement and Modernization Act of December 2003 as well as outlier data points beyond two standard deviations from the absolute lognormal gain mean for each selected guideline company.

	-	Public stock volatility data obtained from Yahoo Finance.

(a)		Median volatility concluded.

(b)		Differences in observed financial leverage between Biodel and the guideline companies would result in a reduced volatility adjustment. Based on the leverage differences a discount range of 5 to 10% was reasonably concluded.

(c)		Based on the leverage discount adjustment described in note b, a historical volatility range for Biodel was reasonably concluded to be 45% to 55%.

(d)		Financial leverage = total debt/total assets. Data provided by Compustat.